Exhibit 20

Notice to ASX/LSE

Rio Tinto approves an additional $302 million investment in Resolution copper project

15 April 2019

Rio Tinto has committed $302 million of additional capital to advance its Resolution Copper project in the US state of Arizona. The investment will fund additional drilling, ore-body studies, infrastructure improvements and permitting activities as Rio Tinto looks to progress the project to the final stage of the project’s permitting phase.

When fully operational, Resolution has the potential to supply nearly 25% of the United States copper demand and will create several thousand direct and indirect jobs in the Pioneer Mining District of Arizona. The project is currently in its seventh year of a comprehensive environmental review and approval process, conducted by the US Forest Service under the National Environmental Policy Act. This process has involved numerous public meetings, hundreds of government to government consultations between the Forest Service and Native American tribes and the participation of individuals, environmental groups, nearby municipalities and local businesses.

Upon this investment, project partners will have invested over $2 billion to develop and permit Resolution since 2004. This includes sinking a new shaft to mining depth, rehabilitating an existing shaft, extensive drilling and ore body testing, and the permitting and public engagement process.

Rio Tinto chief executive JS Jacques said “Resolution is one of the most significant undeveloped copper deposits in the world and this additional funding demonstrates Rio Tinto’s commitment to bring the mine into production. The comprehensive permitting process is well underway with the Environmental Impact Study on track to be completed next year according to the regulators schedule.

“The rise of electric vehicles, battery storage, new transmission technology and other green energy innovations are highly copper intensive. We need to prepare now to meet this future demand. Resolution will be well positioned to provide North American manufacturers the copper that is essential to their products.”

Notes for editors

1.
Resolution Copper Mining is a limited liability company owned 55 percent by Resolution Copper Company (a Rio Tinto PLC subsidiary) and 45 percent by BHP Copper Inc. (a BHP Billiton PLC subsidiary). Funding is proportional among the project partners.

2.
The Tonto National Forest (part of the US Forest Service) is the lead federal agency for the federal review of the Resolution mine plan and land exchange and is responsible for preparation of the environmental impact statement (EIS) under the National Environmental Planning Act (NEPA). Under US law, a final EIS is required to advance the mine and complete a land exchange between Resolution and the US government.

3.
The approval process is following the Forest Service’s process schedule as set during the Obama Administration.  The full schedule and other detailed information on the NEPA process is available at the Forest Service’s project website: https://www.resolutionmineeis.us/documents/authors/u

4.
The Forest Service completed a major aspect of the permitting process in January 2018 with the finalization of the Apache Leap Special Management area which was required by the US Congress in legislation that authorizes a land exchange between Resolution and the federal government.

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